Exhibit 99.1

Corporate Contact:
Margarita Veniou
Chief Corporate Development, Governance &
Communications Officer and Secretary
Telephone: + 30-210-9470-100
Email: mveniou@dianashippinginc.com
Website: www.dianashippinginc.com
X: @Dianaship

Investor Relations/Media Contact:
Nicolas Bornozis / Daniela Guerrero
Capital Link, Inc.
230 Park Avenue, Suite 1540
New York, N.Y. 10169
Tel.: (212) 661-7566
Email: diana@capitallink.com

DIANA SHIPPING INC. ANNOUNCES DATE FOR ITS
2026 ANNUAL MEETING OF SHAREHOLDERS

ATHENS, GREECE, April 22, 2026 – Diana Shipping Inc. (NYSE: DSX), (the “Company”), a global shipping company specializing in the ownership and bareboat charter-in of dry bulk vessels, announced today that the Company will hold its 2026 Annual Meeting of Shareholders (the “Meeting”) at 8:00 a.m. Eastern Time on May 28, 2026 in virtual format only. All shareholders of record as of April 20, 2026, who wish to attend may do so by following the instructions included in the Notice of Annual Meeting of Shareholders and accompanying proxy statement which is available on the SEC website at https://www.sec.gov/edgar/browse/?CIK=1318885&owner=exclude or by referring to the Company’s website at www.dianashippinginc.com.

About the Company

Diana Shipping Inc. is a global provider of shipping transportation services through its ownership and bareboat charter-in of dry bulk vessels. The Company’s vessels are employed primarily on short to medium-term time charters and transport a range of dry bulk cargoes, including such commodities as iron ore, coal, grain and other materials along worldwide shipping routes.